UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Microvast Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

59516C106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59516C106	SCHEDULE 13G	Page 2 of 16

1.	Names of Reporting Persons CDH Griffin Holdings Company Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 40,435,753 shares of Common Stock (as defined below)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 40,435,753 shares of Common Stock
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,435,753 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.5%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 59516C106	SCHEDULE 13G	Page 3 of 16

1.	Names of Reporting Persons CDH Investment Management Company Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 40,435,753 shares of Common Stock
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 40,435,753 shares of Common Stock
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,435,753 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.5%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 59516C106	SCHEDULE 13G	Page 4 of 16

1.	Names of Reporting Persons Evergreen Ever Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 31,446,469 shares of Common Stock
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 31,446,469 shares of Common Stock
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,446,469 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.5%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 59516C106	SCHEDULE 13G	Page 5 of 16

1.	Names of Reporting Persons Piccadilly, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 31,446,469 shares of Common Stock
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 31,446,469 shares of Common Stock
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,446,469 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.5%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 59516C106	SCHEDULE 13G	Page 6 of 16

1.	Names of Reporting Persons CDH China HF Holdings Company Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 31,446,469 shares of Common Stock
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 31,446,469 shares of Common Stock
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,446,469 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.5%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 59516C106	SCHEDULE 13G	Page 7 of 16

1.	Names of Reporting Persons Aurora Sheen Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 5,734,018 shares of Common Stock
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,734,018 shares of Common Stock
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,734,018 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.9%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 59516C106	SCHEDULE 13G	Page 8 of 16

1.	Names of Reporting Persons Shanghai Dinghui Pingxun Investment Partnership (LLP)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 5,734,018 shares of Common Stock
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,734,018 shares of Common Stock
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,734,018 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.9%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 59516C106	SCHEDULE 13G	Page 9 of 16

1.	Names of Reporting Persons CDH Shanghai Baifu Wealth Management Company Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 5,734,018 shares of Common Stock
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,734,018 shares of Common Stock
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,734,018 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.9%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 59516C106	SCHEDULE 13G	Page 10 of 16

1.	Names of Reporting Persons Hangzhou CDH New Trend Equity Investment Partnership (Limited Partnership)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 3,255,266 shares of Common Stock
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,255,266 shares of Common Stock
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,255,266 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.1%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 59516C106	SCHEDULE 13G	Page 11 of 16

1.	Names of Reporting Persons Dinghui Equity Investment Management (Tianjin) Company Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 3,255,266 shares of Common Stock
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,255,266 shares of Common Stock
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,255,266 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.1%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 59516C106	SCHEDULE 13G	Page 12 of 16

Item 1(a).	Name of Issuer:

Microvast Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

12603 Southwest Freeway, Suite 210

Stafford, Texas 77477

Item 2(a).	Name of Person Filing:

CDH Griffin Holdings Company Limited

CDH Investment Management Company Limited

Evergreen Ever Limited

Piccadilly, L.P.

CDH China HF Holdings Company Limited

Aurora Sheen Limited

Shanghai Dinghui Pingxun Investment Partnership (LLP)

CDH Shanghai Baifu Wealth Management Company Limited

Hangzhou CDH New Trend Equity Investment Partnership (Limited Partnership)

Dinghui Equity Investment Management (Tianjin) Company Limited

(collectively, the “Reporting Persons”)

Item 2(b).	Address or Principal Business Office or, if None, Residence:

Principal business address for each of the Reporting Persons:
1503, Level 15, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong, China

Item 2(c).	Citizenship:

CDH Griffin Holdings Company Limited – British Virgin Islands

CDH Investment Management Company Limited – Cayman Islands

Evergreen Ever Limited - British Virgin Islands

Piccadilly, L.P. - Cayman Islands

CDH China HF Holdings Company Limited - Cayman Islands

Aurora Sheen Limited - British Virgin Islands

Shanghai Dinghui Pingxun Investment Partnership (LLP) – People’s Republic of China

CDH Shanghai Baifu Wealth Management Company Limited - People’s Republic of China

Hangzhou CDH New Trend Equity Investment Partnership (Limited Partnership) - People’s Republic of China

Dinghui Equity Investment Management (Tianjin) Company Limited - People’s Republic of China

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.0001 per share (“Common Stock”).

Item 2(e).	CUSIP Number:

59516C106.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

CUSIP No. 59516C106	SCHEDULE 13G	Page 13 of 16

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a) The information required by Items 4(a) is set forth in Row (9) of the cover page for each Reporting Person and is incorporated herein by reference.

(b) The information required by Items 4(b) is set forth in Row (11) of the cover page for each Reporting Person and is incorporated herein by reference.

Percent of class determined is based on 300,516,237 shares of Common Stock of the Issuer outstanding as disclosed in the Amendment No. 5 to registration statement on Form S-1 publicly filed by the Issuer with the U.S. Securities and Exchange Commission on January 28, 2022.

CDH Griffin Holdings Company Limited is the ultimate parent entity of the entities listed in Item 2(a).

As of December 31, 2021, Evergreen Ever Limited held 31,446,469 shares of Common Stock of the Issuer and Aurora Sheen Limited held 5,734,018 shares of Common Stock of the Issuer. In addition, Hangzhou CDH New Trend Equity Investment Partnership (Limited Partnership) beneficially owned 3,255,266 shares of Common Stock of the Issuer which were issued in the name of (and held on behalf of Hangzhou CDH New Trend Equity Investment Partnership (Limited Partnership) by) MVST SPV Inc., a wholly owned subsidiary of the Issuer, pursuant to a framework agreement dated February 1, 2021 by and among the Issuer, Hangzhou CDH New Trend Equity Investment Partnership (Limited Partnership) and other parties named therein.

The sole shareholder of Evergreen Ever Limited is Piccadilly, L.P., the sole general partner of which is CDH China HF Holdings Company Limited. The sole shareholder of Aurora Sheen Limited is Shanghai Dinghui Pingxun Investment Partnership (LLP), the sole general partner of which is CDH Shanghai Baifu Wealth Management Company. Dispositive and voting power of the securities held by Evergreen Ever Limited and Aurora Sheen Limited is exercised by the members of the investment and risk committee (the “IR Committee”), comprising Wu Shangzhi, Ying Wei, Li Dan, Wei Bin and William Hsu. The IR Committee is appointed by CDH China HF Holdings Company Limited, the sole general partner of Piccadilly, L.P., and CDH Shanghai Baifu Wealth Management Company, the general partner of Shanghai Dinghui Pingxun Investment Partnership (LLP), respectively. CDH China HF Holdings Company Limited and CDH Shanghai Baifu Wealth Management Company may be deemed to have beneficial ownership over the shares held by Evergreen Ever Limited and Aurora Sheen Limited, respectively.

CUSIP No. 59516C106	SCHEDULE 13G	Page 14 of 16

The general partner of Hangzhou CDH New Trend Equity Investment Partnership (Limited Partnership) is Dinghui Equity Investment Management (Tianjin) Company Limited. Dispositive and voting power of the securities beneficially owned by Hangzhou CDH New Trend Equity Investment Partnership (Limited Partnership) is exercised by the members of the investment committee (the “Investment Committee”), comprising Wu Shangzhi, Jiao Shuge, Wang Lin and Huang Yan. The Investment Committee is appointed by Dinghui Equity Investment Management (Tianjin) Company Limited, the sole general partner of Hangzhou CDH New Trend Equity Investment Partnership (Limited Partnership). Dinghui Equity Investment Management (Tianjin) Company Limited may be deemed to have beneficial ownership over the shares beneficially owned by Hangzhou CDH New Trend Equity Investment Partnership (Limited Partnership).

The foregoing three general partners are controlled by CDH Investment Management Company Limited, and CDH Griffin Holdings Company Limited holds a majority of the equity interests in CDH Investment Management Company Limited.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of Wu Shangzhi, Ying Wei, Li Dan, Wei Bin and William Hsu may be deemed to share beneficial ownership of the shares of Common Stock of the Issuer held by Evergreen Ever Limited and Aurora Sheen Limited, and each of Wu Shangzhi, Jiao Shuge, Wang Lin and Huang Yan may be deemed to share beneficial ownership of the shares of Common Stock of the Issuer beneficially owned by Hangzhou CDH New Trend Equity Investment Partnership (Limited Partnership), except to the extent of their pecuniary interests therein.

(c) The information required by Items 4(c) is set forth in Rows (5)-(8) of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 59516C106	SCHEDULE 13G	Page 15 of 16

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

CDH GRIFFIN HOLDINGS COMPANY LIMITED

By:	/s/ Wu Shangzhi
Name:	Wu Shangzhi
Title:	Director

CDH INVESTMENT MANAGEMENT COMPANY LIMITED

By:	/s/ Wu Shangzhi
Name:	Wu Shangzhi
Title:	Director

EVERGREEN EVER LIMITED

By:	/s/ William Hsu
Name:	William Hsu
Title:	Director

PICCADILLY, L.P.

By:	/s/ William Hsu
Name:	William Hsu
Title:	Director of CDH China HF Holdings Company Limited acting as the General Partner

CDH CHINA HF HOLDINGS COMPANY LIMITED

By:	/s/ William Hsu
Name:	William Hsu
Title:	Director

AURORA SHEEN LIMITED

By:	/s/ William Hsu
Name:	William Hsu
Title:	Director

SHANGHAI DINGHUI PINGXUN INVESTMENT PARTNERSHIP (LLP)

By:	/s/ William Hsu
Name:	William Hsu
Title:	Director of CDH Shanghai Baifu Wealth Management Company Limited acting as the General Partner

CDH SHANGHAI BAIFU WEALTH MANAGEMENT COMPANY LIMITED

By:	/s/ William Hsu
Name:	William Hsu
Title:	Director

[Signature Page to Schedule 13G]

CUSIP No. 59516C106	SCHEDULE 13G	Page 16 of 16

HANGZHOU CDH NEW TREND EQUITY INVESTMENT PARTNERSHIP (LIMITED PARTNERSHIP)

By:	/s/ Wang Lin
Name:	Wang Lin
Title:	Legal Representative

DINGHUI EQUITY INVESTMENT MANAGEMENT (TIANJIN) COMPANY LIMITED

By:	/s/ Wu Shangzhi
Name:	Wu Shangzhi
Title:	Director

[Signature Page to Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement